Exhibit 99.6

May 11, 2020

Message from the Chairman of the Board

It would be virtually impossible to provide commentary on our Company without first acknowledging the COVID-19 pandemic that is currently gripping our world and the impact it is having on global businesses across all sectors, including precious metals mining and our closely related royalty and streaming business. As the world pauses, isolates, and recalibrates to fight the spread of COVID-19, we find ourselves facing more uncertainty and trepidation for the future than perhaps any other time within my personal memory.

Health concerns have and will likely continue to dominate global headlines and responses. It is safe to say that these responses have had and will continue to have a major impact on the way we live, work and carry on business. From the business perspective, we have witnessed reactions and disruptions of historic magnitude. We have seen oil prices plummet, precious metal prices spike, airlines grounded and borders closed. We have also witnessed governments initiate truly massive financial stimulus and aid programs, as they try to mitigate the effects of record unemployment and plummeting global GDP. Not surprisingly, financial markets have reacted violently, first crashing and then rebounding, setting daily and weekly records while moving in both directions. Where this all leads remains to be seen.

It is into these uncharted waters that Maverix sets sail into its fifth full year of operations, continuing on its quest to grow, create value and prosper. While we continue to push for growth, we are keeping a mindful eye on events that will be unfolding around us in real time. We shall tread decisively, yet carefully, forward. We will be respectful of the need to protect the cash generating engine we have created to date, in all likelihood leaning more than ever on the collective experiences and wisdom of our Board, and our major shareholders.

Current events aside for a moment, I am very pleased to be able to say, unreservedly, that Maverix delivered another outstanding year in 2019. A year which was highlighted by a 53% increase in our share price from January 1st to December 31st, 2019, outperforming both the gold price and our closest royalty and streaming peers over the same period.

Driving the share price was the underlying performance of our portfolio, which allowed the Company to establish new annual records for: attributable gold equivalent ounces of production (+15% over 2018); revenue (+30% over 2018); and, cash flow from operations (+20% over 2018).

While stewarding our assets, we were again able to meaningfully grow our portfolio. We deployed in excess of US$120 million in capital in three separate transactions that brought an immediate increase to our cash flow and attributable gold equivalent ounces of production, nicely augmenting our growing list of paying precious metal interests, while at the same time materially expanding, diversifying and upgrading our overall asset base. In total, we acquired 26 new royalties and streams in 2019, of which three were on mining assets that were already in production, thereby generating additional gold and silver revenues for Maverix.

In order to help facilitate the above acquisitions and to bolster our ability to continue to grow, we successfully increased our revolving credit facility to US$120 million with our banking partners led by CIBC, National Bank and Scotiabank. Having drawn less than half of this facility (net of cash held), we remain well positioned to continue to complete for and successfully add further value accretive assets to our portfolio. An objective, which will continue to garner a lion’s share of our energy and focus into 2020 and beyond.

I am also very pleased to be able to report on two other significant milestones that Maverix achieved in 2019. This past June, we listed our shares for trading on the NYSE American exchange, while simultaneously graduating to the TSX. The resultant increase in our trading volumes and liquidity have been substantial and commensurate with our growth over the past four years. In addition, late last year we announced our first quarterly dividend payment of US$0.01 per share.

Our Company has come a long way in the very short four-year period since our launch in mid-2016. For me, nothing signifies successful growth and maturation, more than listing our shares on the big boards in Canada and the United States, while concurrently having developed the financial discipline necessary to be comfortable in paying a quarterly dividend.

2019 was indeed an exceptional year for Maverix. Where to from here?

Typically, this is the part where I would allude to more …. and bigger …. and ….. better, however, as I mentioned at the very start of this annual letter, we are in the midst of a global pandemic the full effects of which cannot be predicted with any degree of certainty. First and foremost, I hope and pray, that as a global community we can win the battle to contain COVID-19, saving as many lives as we can from the clutch of this microscopic scourge. From a business perspective, I hope that the world economies recover as quickly as possible from the effects of our collective fight and life as we have all come to know it, as well as a return to some sort of “new” normal for business, and the virus and its effects slowly fade into our rear view mirror.

For Maverix, appreciating this environment, we will continue to look for opportunities to deploy capital to grow and create more value for our shareholders, while moving cautiously to preserve what we have created already. We will work with our operating partners (where and when possible) to help ensure the safety, health and economic certainty of the people and assets where we hold interests. We will continue to react deftly, yet thoughtfully as circumstances beyond our control dictate. We are well positioned to not only survive, but thrive even more as we navigate this storm. It is certainly worth noting, that Maverix’s prosperity is inextricably linked with the two commodities that are likely to do very well during these uncertain economic and financial times – “Gold and Silver”.

In closing, I would be remiss not to acknowledge and personally thank our management group and entire staff. None of our achievements would have been possible without the hard work and dedication of the team that runs Maverix. I would also like to thank our major corporate shareholders, Pan American Silver, and Newmont for their ongoing support and guidance and for the trust they continue to place in us to steward the assets they contributed. And, to all our counterparty mine operators – thank you for your commitment to excellence in operations and for your perseverance through these difficult times. Lastly, a special thank you, to you, our shareholders, who have chosen to invest with us, believing in our ability to create new and long-lasting value.

Sincerely yours,

“Geoff Burns”

Geoff Burns - Chairman